                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF
         1934


                 For the fiscal year ended December 31, 1999


                                       OR


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

               For the transition period from _____ to _____ .

                         Commission file number 1-13740


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Borders Group Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                               Borders Group, Inc.
                               100 Phoenix Drive
                               Ann Arbor, MI 48108

                                 (734) 477-1100
                                 --------------
              (Registrant's telephone number, including area code)

                           Borders Group Savings Plan
                      Year Ended December 31, 1999 and 1998

                                                                         Page(s)

Report of Independent Accountants.............................................1

Financial Statements:

  Statements of Net Assets Available for Benefits.............................2

  Statement of Changes in Net Assets Available for Benefits...................3

  Notes to Financial Statements.............................................4-8

Additional Information:

Schedule I - Schedule of Assets Held for Investment Purposes..................9



Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of Borders Group Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Borders Group Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------

Bloomfield Hills, Michigan
June 28, 2000

                           Borders Group Savings Plan
                 Statements of Net Assets Available for Benefits




                                                              December 31,
                                                           1999         1998
                                                       -----------  -----------
Cash                                                   $    99,488  $         -

Investments at fair value (participant-directed)        77,594,378   63,280,912

Receivables
    Accrued investment income                                3,695            -
    Company contributions                                   90,480       89,418
    Participants' contributions                            246,974      226,977
                                                       -----------  -----------
     Total receivables                                     341,149      316,395
                                                       -----------  -----------


     Total assets                                       78,035,015   63,597,307

Liabilities
   Amounts due to participants                               6,168            -
                                                       -----------  -----------
     Net assets available for benefits                 $78,028,847  $63,597,307
                                                       ===========  ===========


See notes to financial statements.

                           Borders Group Savings Plan
           Statement of Changes in Net Assets Available for Benefits


                                                      Year Ended
                                                     December 31,
                                                         1999
Additions to net assets attributed to:
   Investment income:
    Net realized and unrealized
     appreciation
     in fair value of investments                    $ 4,963,835
    Dividends and interest                             3,129,576
                                                     -----------
     Total investment income                           8,093,411

   Contributions:
    Participants                                       8,723,315
    Company                                            2,803,485
                                                     -----------
     Total contributions                              11,526,800
                                                     -----------
    Total additions                                   19,620,211
                                                     -----------

Deductions from net assets attributed to:
   Participant withdrawals                             5,176,885
   Administrative expenses                                11,786
                                                     -----------
     Total deductions                                  5,188,671
                                                     -----------
   Increase in net assets                             14,431,540

Net Assets:
   Beginning of year                                  63,597,307
                                                     -----------
   End of year                                       $78,028,847
                                                     ===========

See notes to financial statements.

                           Borders Group Savings Plan
                         Notes to Financial Statements



 1. Plan Description

    The following description of the Borders Group Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General
    The Plan, as amended effective February 28, 1995, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the "Company") who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Effective January 1, 1999, Merrill Lynch Trust Company of Michigan (`Merrill Lynch") became trustee of the Plan. Scudder Trust Company (`Scudder") served as trustee of the Plan through December 31, 1998. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

    Contributions
    Participants may elect to contribute to the Plan up to 15% in 1% increments of their annual compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay.

    The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors. Matching contributions are allocated to each participant's account in the same manner as participant contributions. Subsequent to February 28, 1995, Company discretionary contributions are invested in the Company's common stock. Prior to February 28, 1995, Company contributions were allocated to each participant's account in the same manner as participant contributions. There was no Company discretionary contribution to the Plan for the year ended December 31, 1999.

    Participant Accounts
    Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions and earnings on the investments in which the participant's account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are fully vested at all times in their account balances.

    Participant Loans
    Participants may borrow up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. Annual interest rates in effect at December 31, 1999 and 1998 were 9.5% and 7.5%, respectively. Loan balances of terminated employees that are not repaid within 30 days of termination are treated as distributions.

    Payment of Benefits
    Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan until the end of the calendar year in which they attain age 65.

    Investment of Plan Assets
    Participant  and  Company  matching   contributions  are  invested,  at  the
    direction of the participants, in the investment programs described below.

      Merrill Lynch Institutional Fund - A tax-exempt mutual fund which seeks to provide capital preservation, current income and liquidity by investing in short-term money market instruments, including securities issued by the U.S. government and its agencies.

      State Street Research Government Income Fund - Mutual fund which seeks to provide high current income by investing in primarily in U.S.
      government securities.

      AIM International Equity Fund - Mutual fund which seeks to provide long-term capital growth by investing in international equity securities.

      Davis New York Venture Fund, Inc. - Mutual fund which seeks to provide long-term capital growth by investing primarily in common stocks.

      Lord Abbott Developing Growth Fund, Inc. - Mutual fund which seeks to provide capital growth by investing a majority of its total assets in securities of companies in the "developing growth" phase of corporate growth.

      Merrill Lynch Equity Index Trust - Mutual fund which seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index.

      MFS Capital Opportunities Fund - Mutual fund which seeks to provide capital appreciation with dividend income as a secondary objective by investing primarily in common stocks as well as certain fixed-income securities and convertible securities.

      MFS Massachusetts Investors Growth Stock Fund - Mutual fund which seeks to provide long-term growth of capital by investing in common stocks and convertible securities.

      Borders Group, Inc. Common Stock - A single stock investment consisting of shares of Company common stock.

      Kmart Corporation Common Stock - Certain Company employees who previously invested in the Kmart Corporation Common Stock Fund under the Kmart Savings Plan were allowed to continue to invest in such a fund after their balances were transferred to the Plan. No further contributions to the Kmart Stock Fund are allowed under the Plan.

    In addition, Plan participants can invest in three model portfolios designed by Merrill Lynch comprised of the investments mentioned above in varying proportions.

    Administration
    Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.  Summary of Significant Accounting Policies

    Investment Valuation and Income Recognition
    The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan's mutual fund investments and common stocks are determined by quoted market prices. Participant loans are stated at cost which approximate fair value. Investments in commingled funds are stated at unit prices which represent fair value as determined by the trustee of the Plan. Investment transactions are recorded as of the trade date. Participant and Company contributions are recorded in the month in which the participants' contributions are deducted from the Plan participants' earnings.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.  Investments

    The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                   December 31,
                                                1999          1998
                                            ------------   -----------
        Merrill Lynch Institutional Fund,
          14,426,367 and 0 shares,
          respectively                      $14,426,367    $        -
        AIM International Equity Fund,
          311,377 and 0 shares,
          respectively                        8,659,409              -
        MFS Massachusetts Investors
          Growth Stock Fund, 197,173 and
          0 shares, respectively              4,008,527              -
        MFS Capital Opportunities Fund,
          377,987 and 0 shares,
          respectively                        7,941,514              -
        Davis New York Venture Fund,
          Inc., 962,918 and 0 shares,
          respectively                       27,693,533              -
        Borders Group, Inc. Common Stock,
          446,707 and 396,560 shares,
          respectively                        7,258,996      9,889,220
        Scudder Development Fund, 0 and
          124,052 shares, respectively                -      4,671,796
        Scudder International Fund, 0 and
          87,120 shares, respectively                 -      4,242,761
        Scudder Large Company Value Fund,
          0 and 347,167 shares,
          respectively                                -      9,543,618
        Scudder Growth and Income Fund, 0
          and 538,673 shares, respectively            -     14,172,476
        Scudder Cash Investment Trust, 0
          and 12,835,529 shares,
          respectively                                -     12,835,529

    During  1999,  the  Plan's  investments   (including  gains  and  losses  on
    investments bought and sold, as well as held during the year) appreciated in value by $4,963,835 as follows:


        Mutual funds                                       $ 8,882,913
        Common stocks                                       (3,919,078)
                                                          --------------
                                                           $ 4,963,835
                                                          ==============

 4. Plan Termination

    The Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

    The Pension Benefit Guaranty Corporation does not insure benefits payable under this type of defined contribution plan.

 5. Tax Status of Plan

    The Plan has obtained a determination letter dated April 25, 2000, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with applicable requirements of the Internal Revenue Code.

 6. Reconciliation of Financial Statements to IRS Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                         1999        1998
                                                     -----------  -----------
         Net assets available for benefits per
           the financial statements                  $78,028,847  $63,597,307
         Amounts allocated to withdrawing
           participants                                  (87,794)         -
                                                     -----------  -----------

         Net assets available for benefits per
           the Form 5500                             $77,941,053  $63,597,307
                                                     ===========  ===========

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                 Year Ended
                                                                 December 31,
                                                                     1999
                                                                 -----------
         Participant withdrawals per the financial statements    $ 5,176,885
         Add - Amounts allocated to withdrawing participants
           at December 31, 1999                                       87,794
                                                                 -----------

         Participant withdrawals per the Form 5500               $ 5,264,679
                                                                 ===========

    Amounts allocated to withdrawing participants are recorded as benefits payable on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

 7. Transactions with Plan Trustee

    As of December 31, 1999, plan assets invested in mutual funds sponsored by an affiliate of Merrill Lynch, which also acts as Plan trustee, included the Merrill Lynch Institutional Fund and the Merrill Lynch Equity Index Trust. Assets at December 31, 1998, except Company Common Stock, Kmart Corporation Common Stock, Franklin Templeton Small Capital Growth, Janus Worldwide Fund, Founders Growth Fund and loans receivable, were invested in mutual funds sponsored by an affiliate of Scudder, which served as Plan trustee through December 31, 1998. Merrill Lynch and Scudder are therefore parties-in-interest as defined by applicable regulations. However, these investments and related transactions are not prohibited transactions under ERISA.

Borders Group Savings Plan                                                                        Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 1999


                                                  Description of investment, including
       Identity of issuer, borrower,              maturity date, rate of interest,                             Current
          lessor, or similar party                collateral, par or maturity value                Cost         Value



 *   Merrill Lynch Institutional Fund               14,426,367.000  Shares                          **       $ 14,426,367
     State Street Research Government Income Fund       99,747.836  Shares                          **          1,197,971
     AIM International Equity Fund                     311,377.531  Shares                          **          8,659,409
     Davis New York Venture Fund, Inc.                 962,918.393  Shares                          **         27,693,533
     Lord Abbott Developing Growth Fund, Inc.           83,748.739  Shares                          **          1,713,499
 *   Merrill Lynch Equity Index Trust                   18,715.303  Shares                          **          1,893,989
     MFS Capital Oppurtunities Fund                    377,987.361  Shares                          **          7,941,514
     MFS Massachusetts Investors Growth Stock Fund     197,173.001  Shares                          **          4,008,527
 *   Borders Group, Inc. Common Stock                  446,707.432  Shares                          **          7,258,996
     Kmart Corporation Common Stock                    103,636.122  Shares                          **          1,042,787
 *   Participant Loans                                 7.5% - 9.5% interest, various maturities     **          1,757,786
                                                                                                             -------------

                                                                                                             $ 77,594,378
                                                                                                             =============

 *   Party-in-interest
**   Cost information is not included as it is no longer required by the Department of Labor.

                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.



Date:  June 28, 2000                        Borders Group Savings Plan
       -------------                        --------------------------
                                            (Name of the Plan)


                                            By:  SAVINGS PLAN COMMITTEE

                                             /s/ James Brigham
                                            -------------------------------
                                            James Brigham, Member